SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                     TO RULE 13D-1(A) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13D-2(1)

                                (AMENDMENT NO. 2)

                            CHATEAU COMMUNITIES, INC.
                            -------------------------
                                (NAME OF ISSUER)

                                  COMMON STOCK
                                  ------------
                         (TITLE OF CLASS OF SECURITIES)

                                    161726104
                                    ---------
                                 (CUSIP NUMBER)

                                THOMAS J. COORSH
                        150 NORTH WACKER DRIVE, SUITE 900
                                CHICAGO, IL 60606
                            TELEPHONE: (312) 499-3600
                            -------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 AUGUST 20, 2003
                                 ---------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).


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-------------------------                              -------------------------
   CUSIP No. 161726104                 13D                 Page 2 of 5 Pages
-------------------------                              -------------------------

--- ----------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON:                           Hometown America, L.L.C.
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:                36-4196688
--- ----------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                    (a) [ ]
                                                                         (b) [X]
--- ----------------------------------------------------------------------------
3.  SEC USE ONLY:

--- ----------------------------------------------------------------------------
4.  SOURCE OF FUNDS:                                                      WC; OO

--- ----------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                 [ ]
    PURSUANT TO ITEM 2(d) OR 2(e)

--- ----------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION:                               DELAWARE

--------------- --- ------------------------------------------------------------
                7.  SOLE VOTING POWER:                              1,414,000(1)

                --- ------------------------------------------------------------
  NUMBER OF     8.  SHARED VOTING POWER:                            3,644,138(2)
    SHARES
 BENEFICIALLY   --- ------------------------------------------------------------
 OWNED BY EACH  9.  SOLE DISPOSITIVE POWER:                         1,414,000(1)
   REPORTING
  PERSON WITH   --- ------------------------------------------------------------
                10. SHARED DISPOSITIVE POWER:                                  0

--- ----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH                     5,058,138(3)
    REPORTING PERSON:
--- ----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES**                                                [ ]
--- ----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW                       17.2%(3)
    (11):
--- ----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON:                                                 OO
--- ----------------------------------------------------------------------------

(1) Although Hometown America, L.L.C. ("Hometown") reported in the Schedule 13D filed by Hometown on June 9, 2003 (the "Schedule 13D"), as amended by Amendment No. 1 ("Amendment No. 1") filed on June 27, 2003, that it beneficially owned 1,419,000 shares of Common Stock, in fact Hometown beneficially owned only 1,414,000 shares as of such dates, and as of the date hereof continues to beneficially own only 1,414,000 shares of Common Stock.

(2) As to limited matters described in the Schedule 13D, as amended by Amendment No. 1, filed by Hometown. Although Hometown filed the Schedule 13D with respect to both the shares of Common Stock which it beneficially owns and the 3,644,138 shares of Common Stock covered by the Voting Agreements, Hometown disclaimed and continues to disclaim, pursuant to Rule 13d-4 of the Exchange Act, beneficial ownership of any of the 3,644,138 shares of Common Stock subject to the Voting Agreements. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Schedule 13D, as amended by Amendment No. 1.

(3) Calculated based on 29,411,826 shares of Common Stock outstanding on May 29, 2003, as represented by Chateau in the Merger Agreement.


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


     This Amendment No. 2 (this "Amendment No. 2") is filed by Hometown America, L.L.C. ("Hometown" or the "Reporting Person"), a Delaware limited liability company, and hereby amends the Schedule 13D (the "Schedule 13D") originally filed by Hometown on June 9, 2003, as amended by Amendment No. 1 ("Amendment No. 1") filed on June 27, 2003. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Schedule 13D, as amended by Amendment No. 1.

ITEM 4.  PURPOSE OF THE TRANSACTION.

     Item 4 is hereby amended to add the following:

     This Amendment No. 2 is filed to report that, as part of Hometown's planning in connection with its proposed acquisition of Chateau pursuant to the Merger Agreement, the financing of such proposed acquisition, the combination of the existing businesses and operations of Hometown and Chateau, and the management of the assets and liabilities of the combined enterprise on an ongoing basis, Hometown may, from time to time, before or after the closing of the transactions contemplated by the Merger Agreement, consider, discuss or enter into agreements (between Hometown and third parties) with respect to sales or other extraordinary transactions, including transactions involving certain properties, securities and/or other assets of Chateau and/or its subsidiaries and/or of Hometown and/or its subsidiaries, and Hometown has engaged in preliminary discussions with a variety of third parties with an interest in pursuing a variety of such transactions. Among such third parties are certain of the entities that participated in the process which resulted in Chateau entering into the Merger Agreement, as such process is more fully described in the "Background of the Merger" section of the preliminary Schedule 14A filed by Chateau on July 25, 2003, with the Securities and Exchange Commission, and including in particular Affordable Residential Communities IV, LP ("ARC").

     There can be no assurance as to whether or not any such transaction will be agreed upon or effected, or on what terms any such transaction might be agreed upon or effected. No such transaction will change the consideration to be received pursuant to the Merger Agreement by the holders of securities of Chateau or Chateau OP, nor be a condition to, or add to or subtract from any of the conditions to, the consummation of the transactions contemplated by the Merger Agreement. Hometown expects that in connection with discussions with any third party as to such a possible transaction, such third party would agree to customary confidentiality undertakings for the benefit of Hometown and Chateau with respect to any confidential information provided, and agree to propose or proceed with any transaction relating to any of Hometown or Chateau or any of their respective assets only with the consent of Hometown. ARC, with whom Hometown has entered into such discussions, has agreed to such matters.

     It is expected that any such transaction would be consummated only following the consummation of the transactions contemplated by the Merger Agreement.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is hereby amended to add the following:

     This Amendment No. 2 is filed to report that, notwithstanding the fact that Hometown reported in the Schedule 13D and in Amendment No. 1 that it beneficially owned 1,419,000 shares of Common Stock, in fact Hometown beneficially owned only 1,414,000 shares as of June


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


9, 2003 and June 27, 2003, and as of the date hereof continues to beneficially own only 1,414,000 shares of Common Stock.


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


                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated as of August 25, 2003.         HOMETOWN AMERICA, L.L.C.

                                     By:  Hometown Residential Manager, L.L.C.,
                                          A Delaware limited liability company,
                                          its managing member

                                     By:  /s/ Thomas J. Coorsh
                                          -----------------------------------
                                          Name:   Thomas J. Coorsh
                                          Title:  Chief Financial Officer


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